Exhibit 99.1

Porto Alegre, February 7, 2007

GERDAU S.A. – CONSOLIDATED

Year-end 2006 Results
Brazilian Corporate Law

Highlights

Conference Calls
February 7, 2007
Portuguese: 2:00PM (Brasília)
English: 4:00PM (Brasília)

To listen in:
- Portuguese (password: Gerdau)
  From Brazil: 0800 722.0011 or 11 2101.4848
  Other countries: +55 11 21014848
- English (password: 7990739)
  From Brazil: 0800 891.3951 or +1 973 935.8757
  From the USA: 800 418.7236 or 973 935.8757
  Other countries: +1 973 935.8757
- Internet: www.gerdau.com.br/ri

Market Capitalization on December 31, 2006

Gerdau S.A.
Bovespa: US$ 10.9 billion

Metalúrgica Gerdau S.A.
Bovespa: US$ 3.9 billion

Gerdau Ameristeel Corp.
Toronto: US$ 2.8 billion

Shares outstanding on December 31, 2006

Gerdau S.A.
Bovespa: GGBR3 and GGBR4, NYSE: GGB and Latibex: XGGB
ON: 231,607,008
PN: 430,882,697
662,489,705

Metalúrgica Gerdau S.A.
Bovespa: GOAU3 and GOAU4
ON: 62,376,592
PN: 121,624,084
184,000,676

Gerdau Ameristeel Corp.
Toronto: GNA.TO and NYSE: GNA
ON: 305,376,603

Crude steel output increased 13,9% in 2006 and reaches 15.6 million metric tons. Output of rolled products reaches 12.7 million metric tons, 17.7% more than in 2005.

Net Profit

- Net consolidated profit for fiscal year 2006 reached R$ 3.5 billion, an increase of 7.6% compared to 2005. Net margin reached 14.9%. This profit resulted from (in million R$):

	2006	2005	variation
Brazil	2,278	2,394	(4.9%)
North America	811	685	18.3%
South America	289	166	74.1%
Europe	114	-	-

Gross Revenues

- Consolidated gross revenues reached R$ 27.5 billion in 2006, 7.2% greater than in fiscal year 2005. This resulted from contributions as follows (in billion R$):

	2006	variation	participation
Brazil	12.7	(4.7%)	46.3%
North America	11.4	4.9%	41.3%
South America	2.6	77.7%	9.4%
Europe	0.8	-	3.0%

- Revenues from companies abroad added to exports from Brazil represented 62.6% of the consolidated gross revenues in 2006.

Exports

- Total shipments from Brazil to foreign clients totaled 2.9 million metric tons in 2006, and generated revenues of US$ 1.2 billion in the period.

EBITDA

- EBITDA for the fiscal year of 2006 (gross profit, minus cost of sales, general and administrative plus depreciation and amortization) reached R$ 5.3 billion compared to R$ 5.1 billion in 2005, an increase of 5.4% over the last year. EBITDA margin reached 22.7%.

Output

- The Gerdau companies in 2006 produced 15.6 million metric tons of crude steel (slabs, blooms and billets), 13.9% more than in 2005.
- Output of rolled products reached 12.7 million metric tons, presenting an increase of 17.7% in 2006.

Main data	Fiscal Year 2006	Fiscal Year 2005	Variation
Output (1,000 t)			
Crude Steel (Slabs, blooms and billets)	15,586	13,680	13.9%
Rolled products	12,716	10,806	17.7%
Shipments (1,000 t)	14,819	13,551	9.4%
Gross sales revenue (R$ million)	27,511	25,652	7.2%
Net sales revenue (R$ million)	23,517	21,412	9.8%
EBITDA (R$ million)	5,349	5,076	5.4%

EBTDA (R$ million)	5,671	5,046	12.4%
Net Profit (R$ million)	3,492	3,245	7.6%
Shareholders' Equity (R$ million)	12,731	10,141	25.6%
Total assets (R$ million)	26,930	21,879	23.1%
Gross margin	27.6%	27.5%	
EBITDA margin	22.7%	23.7%	
Net margin	14.9%	15.2%	
Net profit/Shareholders' Equity[1]	27.4%	32.0%	
Net debt / Net capitalization[2]	19.6%	17.7%	
Net debt / EBITDA	0.6x	0.4x	

1) Net profit over shareholders' equity.
2) Net Capitalization = shareholders' equity + Net Debt

Consolidated gross revenues reached R$ 27.5 billion in 2006, 7.2% greater than in fiscal year 2005.

Brazilian export generated revenues of US$ 1.2 billion, the same as in 2005.

Net profit reaches R$ 3.5 billion in 2006, an increase of 7.6% over 2005. Net margin was 14.9%.

EBITDA (operating cash generation) reached R$ 5.3 billion in 2006, 5.4% greater than in 2005. EBITDA margin was 22.7%.

Shareholders will be paid fourth quarter dividends on March 6. Metalúrgica Gerdau S.A. will pay R$ 0.60 per share and Gerdau S.A. R$ 0.35 per share.

Stock buy back from May 26 and June 24 reached 63.9% of the total at Metalúrgica Gerdau S.A. and 78.6% at Gerdau S.A.

➲ Corporative Governance

- Gerdau announced on November 21st, a new phase in the evolution of its Corporate Governance processes. As of January 1st, 2007, the Company's executive leadership is in the hands of the new generation.
  - The structure, composed of three levels, keeps the existing structures – Board of Directors, Executive Committee and Business Operations.
  - As a result of these changes to Corporate Governance, three Executive Committee members surrendered their executive responsibilities and remained at the Board of Directors.
  - The Executive Leadership will be exercised by the Director-President and CEO (Chief Executive Officer) and a Director General of Operations and COO (Chief Operating Officer). The first one is the Chairman of the Executive Committee and responsible for the general conduction of business as outlined in the Policies and Strategies defined by the Board of Directors. He is also the principal company representative to all stakeholders and public in general. He is focused mainly towards the Organization's strategy, the monitoring of results and to report them to the Board of Directors. The second officer will act jointly with the Director-President and CEO to develop and implement the corporate goals through the Business Operations. He is responsible for maximizing synergies and corporate results.
  - In his executive responsibilities, the Director-President and CEO and the Director General of Operations and COO will relate to the Business Operations as a result of the responsibilities and positions described above and their responsibilities as heads of the Functional Processes attributed to them. At the Board Level, a Corporate Governance and a Strategy Committee were created and should operate permanently along with the already existing Compensation and Succession Committee.
  - In compliance with Brazilian law, the Company's accounts will be reviewed by the Fiscal Board's three members. As defined by the Gerdau S.A.'s Shareholders' Meeting the



Stock dividend of 50% granted in April results in enhanced stock liquidity and ease of access to investors due to the reduction in the price of the minimum share purchase volume.

Acquisitions announced throughout the year represent na expansion of business in the US and in Europe, in addition to beginning operations in Peru.

Melt shop at Araçariguama, São Paulo, was inaugurated in March and its rolling mill began operating at the end of October.

Gerdau implemented, as of January 1, 2007, a new phase in the evolution of its Corporate Governance processes with the transfer of the executive leadership to the new generation.

Metalúrgica Gerdau S.A. and Gerdau S.A. are now part of the ISE – Business Sustainability Index, which reflects the best practices and social responsibilities and Business

Fiscal Board will perform the role of the Audit Committee in compliance with US law (Sarbanes-Oxley Act).

- Gerdau continues to work on the process to comply with the requirements of the Sarbanes-Oxley Act by means of its Integrated Risk Management process. These are at the final stages of evaluation of risks, internal process controls and relevant locations by the external auditors for both companies with shares traded at the NYSE (Gerdau S.A. and Gerdau Ameristeel Corporation).
- It is worth mentioning that on April 27, 2006, Gerdau S.A. minority shareholders, in compliance with Brazilian corporate law, elected a representative to the Board of Directors.

➲ Gerdau is now Investment Grade

- On January 23rd, 2007, Fitch Ratings increased its rating for Gerdau Investment Grade for corporate long term credit at local and foreign currency.
- According to the Agency this rating reflects Gerdau's ease in accessing international financial markets and the fact that most of its indebtedness is guaranteed by its operating units in Brazil. This rating reflects also the favorable business environment of the Brazilian subsidiaries in addition to the solid financial health and low leverage and healthy liquidity.
- This rating is superior to the Brazilian sovereign risk as a result of Gerdau's operations in North America, its significant exports from Brazil and its strong cash position.
- This risk rating will certainly contribute to reduce the cost of funding and improve the Company's image in the capital markets.

➲ ISE – Business Sustainability Index (Índice de Sustentabilidade Empresarial)

- Metalúrgica Gerdau S.A. and Gerdau S.A. were selected to be part of BOVESPA's theoretical portfolio for the Business Sustainability Index – ISE.
- To be part of this index reflects the adoption by companies of the best practices in social responsibility and sustainability of the business. Gerdau is placed among the privileged that compose this important Brazilian capital markets indicator.

➲ Acquisitions in North America

- Fargo Iron and Metal Company (Fargo, North Dakota, USA).
  - February 10, 2006.
  - Scrap processing and stowage unit with nominal capacity of approximately 50,000 tons per year. It also provides services to industries and civil construction companies.
  - Investment of US$ 5.5 million.
- Callaway Building Products (Knoxville, Tennessee-USA).
  - March 10, 2006.
  - Supplier of cut and bent rebars for the civil construction industry. With a nominal capacity of approximately 10,000



sustainability of Brazilian companies.

Fitch Ratings increases Gerdau´s rating to "BBB-" (*Investment Grade*) for domestic and foreign long term corporate debt.

Investor Relations
Tel.: +55 51 3323.2703
E-mail: inform@gerdau.com.br

Additional Information
This document and the complementary data regarding the fourth quarter and the full year 2005 are available at our site www.gerdau.com.br/ri/ing.

tons per year.
- Investment of US$ 2.2 million.

- Sheffield Steel Corporation (Sand Springs, Oklahoma, USA).
  - June 12, 2006.
  - Long steel Mini-mill producing mostly rebars and merchant bars with a nominal capacity of approximately 600 thousand short tons per year. The company operates a melt shop and a rolling mill in Sand Springs, Oklahoma, a rolling mill in Joliet, Illinois, and three downstream units in Kansas City and Sand Springs.
  - Investment of US$ 187 million, of which US$ 103 million in cash and US$ 84 million in debt and long term liabilities.

- Pacific Coast Steel, Inc. and Bay Area Reinforcing (California, USA)
  - November 1, 2006 (conclusion).
  - Joint venture, controlling stake.
  - These companies are among the largest suppliers of cut and bent steel in the USA, specialized in cutting and bending and assembling steel products in several construction projects in the states of California and Nevada.
  - The companies operate four cut and bend units in California, including in the cities of San Diego, San Bernardino, Fairfield and Napa. It has a total installed capacity of over 200 thousand tons per year.
  - The cost to acquire this controlling stake was of approximately US$ 104 million, including some long term liabilities.

➲ Acquisitions in Europe

- Corporación Sidenor, S.A. (Spain)
  - January 11, 2006.
  - Largest manufacturer of specialty long steels as well as forged and molded parts in Spain along with being one of the main manufacturers of forged parts by stamping in that country.
  - The investment for the acquisition of a stake of 40% of the capital stock was US$ 219.2 million, in addition to debt in a total of US$ 121.0 million.

- GSB Acero, S.A. (Guipúzcoa, Spain)
  - December 28, 2006.
  - Producer of approximately 200 thousand tons of specialty steel per year.
  - The acquisition required an investment of € 111.5 million, and a net debt of approximately € 11 million, totaling € 122.5 million (US$ 157.0 million).

➲ Acquisitions in South America

- Empresa Siderúrgica del Perú S.A.A. - Siderperú (Chimbote, Peru).



- June 28, and November 16, 2006 – Public auction.
- Long and flat steel producer with sales of approximately 400 thousand tons of finished products. Siderperú operates a blast furnace, a Direct Reduction unit, a melt shop with two electric arch furnaces and two LD converters and three rolling mills. Approximately 20% of its sales are in flat steel products and the remaining 80% are long steel products.
- The investment for the acquisition of 83.27% of the capital stock was US$ 101.1 million, in addition to an indebtedness of US$ 102 million.

➲ **Gerdau inaugurates new mini-mill**

- Inauguration date: March, 9, 2006.
- Location: Araçariguama, State of São Paulo.
- Investment made: R$ 500 million (R$ 90 million for environmental protection of the air, waters and soil).
- Installed Capacity: 900 thousand metric tons of crude steel per annum.
- With additional investments of R$ 175 million, the installation of a rebar rolling mill with a nominal capacity of 600 thousand metric tons per annum was concluded and began operating on October 31.

➲ **Melt Shop closure in the United States**

- Gerdau Ameristeel announced on September 13 the closure of its wire rod industrial unit's melt shop located in Perth Amboy, New Jersey.
- The company will continue to supply wire-rod rolling mill with billets supplied from other Gerdau units in the US and in Brazil.

➲ **Dividends**

- Fourth Quarter 2006.
- Payment on March 6, 2007.
- Base Date: Positions held on February 21st (ex-dividend on February 22).
- Metalúrgica Gerdau S.A. will pay R$ 110.4 million (R$ 0.60 per share – base 184,000,676 shares).
- Gerdau S.A. will pay R$ 231.9 million (R$ 0.35 per share – base 662,517,095 shares).
- Year-to-date
  - Metalúrgica Gerdau S.A.: R$ 416.3 million.
  - With a yield (dividend per share/price of shares held on December 31) of 5.2%.
  - Gerdau S.A.: R$ 895.1 million, with a yield to shareholders of 3.9%.

➲ **Stock Buyback**

- Period: May 26 to July 24.
- To keep in treasury to meet the needs of the Long Term



Incentive Program and eventual cancellation.
- Paid with existing Profit Reserves.
- Metalúrgica Gerdau S.A. acquired 958,300 preferred shares, 63.9% of the total expected.
- Gerdau S.A. acquired 2,358,700 preferred shares, 78.6% of the total expected.

➲ Stock Dividend
- Date of approval: March 31, 2006.
- 50% at Metalúrgica Gerdau S.A. and 50% at Gerdau S.A., as a result of the capitalization of Profit Reserves of R$ 1.2 billion and of R$ 2.6 billion, respectively.
- New shares' implied cost: R$ 20.01 for Metalúrgica Gerdau S.A. shares and R$ 11.70 for Gerdau S.A. shares.
- Base Date: share position held on April 12 (ex-stock dividend on April 13).
- Metalúrgica Gerdau S.A. went from 124.8 million shares issued to 187.1 million shares.
- Gerdau S.A. went from 445.1 million shares issued to 667.6 million shares.

➲ Anefac-Fipecafi-Serasa Award
- Gerdau was for the seventh consecutive year among the 10 companies with the best accounting reports in 2005 awarded the "Prêmio Anefac-Fipecafi-Serasa – Transparency Award".
- Companies eligible must be headquartered in Brazil and are selected among the largest and best 500 private corporations in the fields of retail, services, except financial services, and fifty largest state run companies.
- The criteria for evaluation are: quality of information, transparency, adoption of accounting principles, layout, readability, concision, clarity and disclosure of not legally required information such as Cash Flows, Value Added, EBITDA and Social Report.

➲ Liquidity (Senior Liquidity Facility)
- Contract signing: On November 1, 2006
- Value: US$ 400 million
- Objective: provide the liability management program with an additional tool aiming at better managing its exposure to risk events. This transaction contributes to minimizing the Company's exposure to financial and capital markets liquidity reduction and is part of a Liability Management Program being implemented by the Company.
- Highlight: the inexistence of "material adverse change" clauses as a precedent condition to disbursements, which ensures that Gerdau will have access to financing even in stressed market conditions.
- The borrower will be GTL Trade Finance Inc. guaranteed by Gerdau S.A., Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Comercial de



Aços S.A.

- The program has an availability period of three years and a two-year payment period as of any effective disbursement. Costs are a Facility Fee of 0.27% p.a. and interest of Libor + 0.30% to 0.40% p.a. when actually withdrawn.



Fourth Quarter 2006 Performance
Gerdau S.A. - Consolidated

Output and Sales

- Crude steel output for the fourth quarter of 2006 totaled 3.8 million metric tons, 5.3% less than in the third quarter. This is due mainly to the seasonality of the period especially in North America. In fiscal year 2006, however, there was a growth of 13.9% compared to 2005, with a volume of 15.6 million metric tons. This performance reflects the improvements in the several operations in the different regions in which the Company is present as well as to the consolidation of units acquired in the last two years.

Output (1,000 metric tons)	4Q06	3Q06	Variation	Year 2006	Year 2005	Variation
Crude Steel (slabs, blooms and billets)						
Brazil	1,853	1,818	1.9%	7,276	6,889	5.6%
North America	1,518	1,787	(15.1%)	6,765	6,257	8.1%
South America	372	373	(0.3%)	1,235	534	131.3%
Europe	83	61	36.2%	310	-	-
Total	**3,826**	**4,039**	**(5.3%)**	**15,586**	**13,680**	**13.9%**
Rolled Products						
Brazil	1,107	1,141	(3.0%)	4,530	4,013	12.9%
North America	1,480	1,753	(15.6%)	6,507	6,153	5.7%
South America	406	420	(3.4%)	1,415	640	121.0%
Europe	71	50	42.3%	264	-	-
Total	**3,064**	**3,364**	**(8.9%)**	**12,716**	**10,806**	**17.7%**

- Output of rolled products for the fourth quarter reached 3.1 million metric tons, a reduction of 8.9% compared to the output of the preceding quarter. Output in 2006 reached 12.7 million, surpassing that of 2005 by 17.7%. Variations in the quarter and the full year are explained by the same reasons presented in the previous paragraph.

Output of Crude Steel (Slabs, blooms and billets)
(1,000 metric tons)


3,422
3,722
3,999
4,039
3,826
4Q05
1Q06
2Q06
3Q06
4Q06
Brazil
Abroad

Output of Rolled Products
(1,000 metric tons)


2,840
3,046
3,242
3,364
3,064
4Q05
1Q06
2Q06
3Q06
4Q06
Brazil
Abroad

- Fourth quarter 2006 consolidated sales totaled 3.7 million metric tons, presenting a slight reduction of 0.9% compared to the third quarter of the same year. Of this volume, 45.5% was



produced in Brazil and the remaining 54.5% at the companies abroad. Consolidated sales for the full year reached 14.8 million metric tons, presenting an increase of 9.4% over those of 2005.

Consolidated Shipments [1] (1,000 metric tons)	4Q06	3Q06	Variation	Year 2006	Year 2005	Variation
Brazil						
Domestic market	956	1,043	(8.4%)	3,952	3,509	12.6%
Exports	717	461	55.7%	2,308	2,819	(18.1%)
Total	**1,673**	**1,504**	**11.2%**	**6,260**	**6,328**	**(1.1%)**
Abroad						
North America	1,507	1,714	(12.1%)	6,741	6,421	5.0%
South America	426	438	(2.7%)	1,546	802	92.8%
Europe	69	54	28.9%	272	-	-
Total	**2,002**	**2,206**	**(9.2%)**	**8,559**	**7,223**	**18.5%**
Consolidated Total	**3,675**	**3,710**	**(0.9%)**	**14,819**	**13,551**	**9.4%**

[1] Excluding shipments to subsidiaries.

- In Brazil, the customary slowing down of economic activity in the fourth quarter as a result of holidays in November and December impacted Gerdau's sales in the period. In spite of this, domestic sales surpassed company estimates and presented an increase of 12.6%.
- Exports in the fourth quarter, including exports to subsidiaries, totaled 859.6 thousand metric tons, 34.9% more than in the third quarter and generated revenues of US$ 390.5 million in the period (US$ 1.2 billion for the full year).
- Sales in the fourth quarter abroad were 9.2% lower compared to those of the third quarter. This reflects mostly the seasonality effects in North America. For the full year, however, shipments surpassed full year 2005 by 18.5%.

Consolidated Shipments [1]
(1,000 metric tons)



3,370
3,685
3,748
3,710
3,675
4Q05
1Q06
2Q06
3Q06
4Q06
Domestic Market
Exports
Abroad

[1] Excluding shipments to subsidiaries

Results

- Consolidated net revenues were R$ 5.8 billion in the fourth quarter of 2006, 3.9% lower than in the third quarter and due to a reduction in economic activity especially civil construction due to seasonal last quarter-of-the-year slowdown, in Brazil and in North America, and other countries in which Gerdau has operations. Net revenues for the full year increased by 9.8%, up from R$ 21.4 billion, in 2005, to R$ 23.5 billion, in 2006.

Net Sales Revenue (R$ million)	4Q06	3Q06	Variation	Year 2006	Year 2005	Variation
Brazil	2,391	2,535	(5.7%)	9,650	10,151	(4.9%)
North America	2,569	2,687	(4.4%)	10,734	10,058	6.7%
South America	657	686	(4.1%)	2,327	1,203	93.4%
Europe	223	166	34.1%	806	-	-
Total	**5,840**	**6,074**	**(3.8%)**	**23,517**	**21,412**	**9.8%**



- Revenues from operations abroad plus exports from Brazil generated 68.1% of consolidated net revenues of the last quarter.

- Gross profit reached R$ 1.4 billion in the fourth quarter, presenting a consolidated gross margin of 24.4% in the period. In comparison with that of the third quarter, as shown in the chart on the right, margins presented reductions mainly due to the following reasons:

  a) increase in exports in which the bulk of products are slabs, blooms and billets;

  b) reduction of the average export prices;

  c) smaller domestic shipments;

  d) increase in the cost of some inputs, especially scrap (in Brazil);

  e) decrease in sales at the North American operations which increased fixed costs per ton sold.

Gross Margin
(%)



50
45
40
35
30
25
20
15
10
5
0
36.9%
32.4%
27.5%
20.7%
17.0%
36.2%
24.4%
21.8%
19.1%
14.6%
4Q05
1Q06
2Q06
3Q06
4Q06
Brazil
South America
Europe
North America
Consolidated

- Operating expenses (sales, general and administrative) totaled R$ 556.5 million in the fourth quarter, presenting an increase of 9.1% compared to those of the third quarter. This increase is explained mostly by the increase in exports (increase in port services costs), the accounting of PIS/COFINS over interest on capital stock paid in the fourth quarter.

- Operational cash generation represented by EBITDA, reached R$ 1.1 billion in the fourth quarter, lower than the amount generated in the third quarter. This is due to the reduction in revenues and to the increase in expenses mentioned before. As a consequence, EBITDA margin dropped to 19.3% from 25.5% in the previous quarter.

EBITDA
(R$ million)



1,115
1,232
1,439
1,552
1,126
4Q05
1Q06
2Q06
3Q06
4Q06
Brazil
North America
South America
Europe

Note: EBITDA of companies abroad is influenced by FX variations in the period.

EBITDA Margin
(%)



50
45
40
35
30
25
20
15
10
5
0
29.1%
25.6%
22.5%
16.8%
15.0%
28.1%
19.3%
14.7%
13.5%
12.8%
4Q05
1Q06
2Q06
3Q06
4Q06
Brazil
South America
Europe
North Amercia
Consolidated



EBITDA (R$ million)	4Q06	3Q06	Variation	Year 2006	Year 2005	Variation
Brazil	672	845	(20.5%)	3,006	3,290	(8.6%)
North America	328	519	(36.9%)	1,735	1,484	16.9%
South America	96	147	(34.2%)	466	302	54.5%
Europe	30	40	(25.7%)	142	-	-
Total	**1,126**	**1,551**	**(27.4%)**	**5,349**	**5,076**	**5.4%**

- Net financial revenues in the fourth quarter (financial revenues minus financial expenses) totaled R$ 117.0 million. Excluding revenues with FX variations resulting from the appreciation of the real in the period over indebtedness in foreign currency (R$ 63.9 million), and expenses of monetary variations of (R$ 25.7 million), net financial revenues totaled R$ 78.8 million in the quarter. It is worth noting that financial expenses in the third quarter were impacted by the anticipation of Gerdau Ameristeel debentures and by the negative impact of FX variations over indebtedness in foreign currency contracted by companies in Brazil.

EBTDA (R$ million)	4Q06	3Q06	Variation	Year 2006	Year 2005	Variation
Gross profit	1,427	1,798	(20.6%)	6,496	5,892	10.2%
Selling expenses	(136)	(123)	11.0%	(517)	(514)	0.5%
General/Administrative expenses	(420)	(387)	8.6%	(1,641)	(1,140)	43.9%
Depreciation & amortization	255	264	(3.2%)	1,011	839	20.6%
EBITDA	**1,126**	**1,552**	**(27.4%)**	**5,349**	**5,076**	**5.4%**
Net financial expenses (excluding FX and monetary variations)	79	(147)	-	32	(177)	-
FX and monetary variations	38	(5)	-	290	147	97.3%
EBTDA	**1,243**	**1,400**	**(11.2%)**	**5,671**	**5,046**	**12.4%**

- The appreciation of the real with regards to the US dollar in the fourth quarter resulted in a negative equity pick up of R$ 79.8 million in the period.

- Net profit for the fourth quarter reached R$ 801.9 million, and net margin at 13.7% in the period.

Net profit (R$ million)	4Q06	3Q06	Variation	Year 2006	Year 2005	Variation
Brazil	558	548	1.9%	2,278	2,394	(4.9%)
North America	129	212	(39.1%)	811	685	18.3%
South America	60	109	(44.8%)	289	166	74.1%
Europe	55	13	302.2%	114	-	-
Total	**802**	**882**	**(9.1%)**	**3,492**	**3,245**	**7.6%**

Investments

- Investments in the fourth quarter of 2006 totaled US$ 605.0 million, of which US$ 303.5 million in fixed assets and the balance of US$ 301,5 million in acquisitions. For the fiscal year the total was US$ 2.0 billion, of which half in fixed assets and the balance in acquisitions.



GERDAU

Investments (US$ million)	4Q06	3Q06	Year 2006
Brazil	**209.8**	**204.5**	**694.4**
Abroad	**93.7**	**95.5**	**309.2**
North America	79.0	77.5	238.9
South America	12.8	11.7	52.4
Europe	1.9	6.3	17.9
Total in fixed assets	**303.5**	**300.0**	**1,003.6**
Acquisitions	**301.5**	**-**	**999.0**
North America	104.0	-	298.7
South America	40.5	-	203.1
Europe	157.0	-	497.2
Total	**605.0**	**300.0**	**2,002.6**

Note: Acquisitions include debt of companies acquired in the period.

- Gerdau Ameristeel, a Gerdau subsidiary in North America, concluded on November 1st, 2006, the acquisition of a majority stake in Pacific Coast Steel, Inc. and Bay Area Reinforcing (California-USA). These companies operate four fabrication units in California, including San Diego, San Bernardino, Fairfield and Napa, totaling an installed capacity of 200 thousand metric tons per annum. The amount paid for this stake was of US$ 104 million, including some long term debt.

Investments per Region
(4th quarter, 2006)



Europe 26.3%
North America 30.2%
South America 8.8%
Brazil 34.7%

- On December 28th, 2006, Corporación Sidenor, S.A., Spain, in which Gerdau has a stake of 40%, concluded the acquisition of GSB Acero, S.A. (Guipúzcoa, Spain). This company produces approximately 200 thousand metric tons of long specialty steels per annum. The investment for the acquisition was of € 111.5 million, in addition of a net debt of about € 11 million, in a total of € 122.5 million (US$ 157.0 million).
- On November 16th, 2006, Gerdau bought in a public auction an additional stake of 32.84% of the stock capital of Empresa Siderúrgica del Peru S.A.A. - Siderperú (Chimbote, Peru). With this acquisition, that cost US$ 40.5 million, Gerdau now has 83.27% of the capital stock. Siderperú is a manufacturer of both flat and long steel and has annual sales of approximately 400 thousand metric tons of finished products. Approximately 20% of sales are of flat steel and the remaining 80% is long steel.

Indebtedness

- Net debt (loans and financing plus debentures minus cash and cash equivalents) was R$ 3.1 billion on December 31, 2006, 7.2% superior to that of September 30, 2006.

- Taking gross debt only (loans and financing plus debentures), 21.6% was short term (R$ 2.0 billion) and 78.4% long term (R$ 7.1 billion). The average indebtedness maturity was of 9 years and 2 months in December 2006.

- On December 31st, 2006, gross debt was composed of 27.7% in Brazilian currency, 47.0% in foreign currency at Brazilian companies and 25.3% in different currencies contracted by subsidiaries abroad.

- At the end of fiscal year 2006, cash and cash equivalents totaled R$ 6.0 billion, of which R$ 2.2 billion (36.5%) were pegged to foreign currencies, mainly the US dollar.

Indebtedness (R$ million)	12.31.2006	09.30.2006	12.31.2005
Short term			
Domestic Currency - Brazil	503	472	228
Foreign Currency - Brazil	576	457	350
Companies Abroad	882	1,201	752
Total	**1,961**	**2,130**	**1,330**
Long Term			
Domestic Currency - Brazil	2,010	1,648	1,497
Foreign Currency - Brazil	3,683	3,422	3,245
Companies Abroad	1,412	1,319	1,579
Total	**7,105**	**6,389**	**6,321**
Gross Debt	**9,066**	**8,519**	**7,651**
Cash & Cash Equivalents	5,967	5,629	5,464
Net Debt	**3,099**	**2,890**	**2,187**

- The main indebtedness indicators for Gerdau companies at the end of December were as follows:

Ratios	12.31.2006	09.30.2006	12.31.2005
Net debt / Total net capitalization	19.6%	18.9%	17.7%
Gross Debt / EBITDA[1]	1.7x	1.6x	1.5x
Net Debt / EBITDA[1]	0.6x	0.5x	0.4x

1 – Last twelve months



Non-consolidated Data

Metalúrgica Gerdau S.A.

- Dividends for the fourth quarter 2006
  - Payment on March 6, 2007 based on stock holdings on February 21 (ex-dividend on February 22).
  - Shareholders will be paid a total of R$ 110.4 million (R$ 0.60 per share).
  - Year-to-date: R$ 416.3 million, with a yield (dividend per share/price of share on December 31) of 5.2%.

Period	Dividends (R$ million)	Per share (R$)	Number of shares (million)	Payment Date
1st quarter	96.2	0.52	185.0	05/25/06
2nd quarter	99.3	0.54	184.0	08/24/06
3rd quarter	110.4	0.60	184.0	11/30/06
4th quarter	110.4	0.60	184.0	03/06/07
Total	**416.3**	**2.26**	**184.0**	-

- Stock Liquidity
  - Trading with Metalúrgica Gerdau S.A. (GOAU), at Bovespa, moved R$ 4.1 billion in 2006, 49.1% greater than that of the same period in 2005.
  - The average daily trade of preferred shares was R$ 15.7 million (R$ 9.8 million in 2005).
  - Volume traded increased 21.7% in the period, totaling 150,184 transactions.
  - The number of shares traded reached 94.1 million in 2006 compared to 65.8 million in 2005 (+43.1%).
  - Preferred shares appreciated 43.4% compared to Ibovespa's 33.0%.

BOVESPA
(Base 100)


160
140
120
100
80
60
40
20
-
GOAU4
Ibovespa
Dec-05
Mar-06
Jun-06
Sep-06
Dec-06

- Net profit at Metalúrgica Gerdau S.A. reached R$ 1.3 billion in 2006, equivalent to R$ 7.31 per share. This profit resulted essentially from equity pick up from investments in subsidiaries and was 5.5% greater than that of 2005. Net profit in the fourth quarter reached R$ 312.4 million or R$ 1.70 per share.

- On December 31st, 2006, the company's shareholders' equity was R$ 4.9 billion, representing a shareholders' equity of R$ 26.43 per share.

Gerdau S.A.

- Dividends for the fourth quarter 2006
  - Payment on March 6, 2007 based on stock holdings on February 21 (ex-dividend on February 22).
  - Shareholders will be paid a total of R$ 231.9 million (R$ 0.35 per share).

- Year-to-date: R$ 895.1 million, with a yield (dividend per share/price of share on December 31) of 3.9%.

Period	Dividends (R$ million)	Per share (R$)	Number of shares (million)	Payment Date
1st quarter	199.4	0.30	664.7	05/25/06
2nd quarter	231.9	0.35	662.5	08/24/06
3rd quarter	231.9	0.35	662.5	11/30/06
4th quarter	231.9	0.35	662.5	03/06/07
Total	**895.1**	**1.35**	**662.5**	-

- Stock Liquidity
  - São Paulo Stock Exchange
    Trading with Gerdau S.A. (GGBR) shares moved R$ 10.7 billion in 2006, 18.2% greater than that of 2005.
    The average daily trade of preferred shares was R$ 39.2 million (R$ 32.4 million in 2005).
    There were 376,166 trades in 2006, 8.9% more than in 2005.
    The number of shares traded totaled 308.7 million in 2006, 5.5% greater than in 2005.
    Preferred shares appreciated 38.5% during 2006 compared to Ibovespa's 33.0%
  - New York Stock Exchange (NYSE)
    Gerdau S.A.'s ADRs (GGB) moved US$ 6.1 billion in 2006, 108.0% more than in 2005.
    The average daily trading of ADRs in 2006 was US$ 24.3 million compared to US$ 11.6 million in the previous year.
    373.7 million ADRs were traded during 2006 (219.7 million in 2005).
  - Madrid Stock Exchange (Latibex)
    Gerdau S.A. (XGGB) preferred shares traded totaled 1.8 million during 2006.
    These trades moved € 24.6 million (+26.2% compared to 2005).

- In 2006, the evolution of stock quotes of preferred shares at Bovespa and the NYSE was as follows:

BOVESPA
(Base 100)


160
140
120
100
80
60
40
20
-
GGBR4
Ibovespa
Dec-05
Mar-06
Jun-06
Sep-06
Dez-06

NYSE
(Base 100)


180
160
140
120
100
80
60
40
20
-
Gerdau S.A. ADRs
Dow Jones
Dec-05
Mar-06
Jun-06
Sep-06
Dec-06

- Gerdau S.A.'s net profit reached R$ 2.8 billion in fiscal year 2006, equivalent to R$ 4.35 per share. This profit is essentially the result of equity pick up from investments in subsidiaries and was 3.6% greater than in 2005. Net profit for the fourth quarter reached R$ 685.5 million, or R$ 1.03 per share.



• On December 31st, 2006, Gerdau's shareholders' Equity was R$ 10.2 billion, representing a net worth per share of R$ 15.39.

Gerdau Ameristeel Corporation

• The company paid third quarter 2006 dividends of US$ 0.02 per share on December 7th, based on stock holdings on November 22nd.

• Stock Liquidity

- Toronto Stock Exchange
  Gerdau Ameristeel (GNA.TO) shares moved Cdn$ 1.1 billion in 2006, 54.7% more than in the same period in 2005.
  The average daily trading was of Cdn$ 4.3 million.
  There were 104.0 million shares traded in 2006 (104.1 million in the previous year).
- New York Stock Exchange (NYSE)
  Gerdau Ameristeel (GNA) shares moved US$ 952.6 million in the first nine months of 2006, 113.2% more than in 2005.
  The average daily trading was of US$ 3.8 million.
  There were 104.0 million shares traded (80.6 million in the previous year).

• In 2006, the evolution of stock quotes of preferred shares at the Toronto Stock Exchange and at the New York Stock Exchange was as follows:

TORONTO STOCK EXCHANGE
(Base 100)


200
180
160
140
120
100
80
60
40
20
-
Gerdau Ameristeel Corp.
TS 300 Index
Dec-05
Mar-06
jun-06
Sep-06
Dec-06

NYSE
(Base 100)


200
180
160
140
120
100
80
60
40
20
-
Gerdau Ameristeel Corp.
Dow Jones
Dec-05
Mar-06
Jun-06
Sep-06
Dec-06

• Results

- Net revenue adjusted to Brazilian GAAP was R$ 10.7 billion in fiscal year 2006, 6.7% greater than in 2005. Net revenue in the fourth quarter reached R$ 2.6 billion, compared to R$ 2.7 billion in the third quarter.
- EBITDA reached R$ 1.7 billion this year, 16.9% superior to that of the 2005. EBITDA margin went from 15.7% to 18.3%. The last three months of 2006, EBITDA totaled R$ 327.6 million and the margin was 12.8%.
- Net profit reached R$ 810.7 million in 2006, compared to R$ 685.1 million in 2005. Net profit for the fourth quarter reached R$ 128.9 million.

MANAGEMENT



GERDAU S.A. - Consolidated
BALANCE SHEET

Corporate Law - R$ thousands	Dec. 2006	Sep. 2006
TOTAL ASSETS	**26,929,543**	**25,888,126**
Current assets	**14,053,657**	**13,590,534**
Cash and cash & equivalents	703,233	994,665
Trade accounts receivable	2,504,993	2,542,462
Short-term investments	5,263,590	4,633,990
Taxes recoverable	515,782	445,121
Inventories	4,645,052	4,530,720
Deferred income tax & other	421,006	443,576
Non-current Assets	**12,875,886**	**12,297,592**
Long-term receivables	1,237,604	1,209,656
Deferred income tax and Other	1,237,604	1,209,656
Permanent assets	11,638,283	11,087,936
Investments	363,873	346,293
Fixed assets	11,183,651	10,664,389
Intangible	30,246	5,398
Deferred	60,513	71,856

Corporate Law - R$ thousands	Dec. 2006	Sep. 2006
TOTAL LIABILITIES	**26,929,543**	**25,888,126**
Current liabilities	**5,496,694**	**5,519,949**
Loans and Financing	1,959,650	2,128,976
Debentures	1,173	1,255
Trade accounts payable	2,060,250	2,000,569
Taxes payable	420,328	471,864
Dividends payable	231,881	-
Deferred income tax & other	823,412	917,285
Non-current liabilities	**8,701,736**	**7,939,734**
Loans and Financing	6,347,033	5,596,935
Debentures	758,024	791,442
Deferred income tax & other	1,596,679	1,551,357
Minority Shareholders	**2,766,475**	**2,685,699**
Shareholders' equity	**9,964,638**	**9,742,744**
Capital stock	7,810,453	7,810,453
Capital reserves	376,873	376,873
Profit reserves	1,777,312	11,307

GERDAU S.A. - Consolidated
FINANCIAL STATEMENT

Corporate Law - R$ thousands	4Q2006	3Q2006	4Q2005	2006	2005
GROSS SALES REVENUE	**6,831,450**	**7,111,139**	**6,013,679**	**27,510,940**	**25,652,413**
Deductions of gross revenue	(991,134)	(1,037,245)	(1,048,970)	(3,994,180)	(4,240,070)
Net sales revenue	**5,840,316**	**6,073,894**	**4,964,709**	**23,516,760**	**21,412,343**
Cost of sales	(4,413,146)	(4,276,061)	(3,597,056)	(17,020,825)	(15,519,861)
Gross profit	**1,427,170**	**1,797,833**	**1,367,653**	**6,495,935**	**5,892,482**
Selling expenses	(136,455)	(122,935)	(142,375)	(516,927)	(514,443)
General and administrative expenses	(419,999)	(386,860)	(314,717)	(1,641,423)	(1,140,264)
Financial income	294,186	102,594	207,775	881,723	452,980
Financial expenses	(177,216)	(254,274)	(427,344)	(559,988)	(482,896)
Other operating expenses	(12,772)	(3,620)	(8,795)	(19,972)	(35,169)
Equity pick-up	(79,838)	20,132	195,924	(244,804)	(131,195)
Operating profit	**895,076**	**1,152,870**	**878,121**	**4,394,545**	**4,041,495**
Non-operating income (expenses), net	113	(93,926)	(7,098)	(67,153)	292,755
Profit before taxes/participation	**895,189**	**1,058,944**	**871,023**	**4,327,391**	**4,334,250**
Provision for income tax	(133,491)	(284,365)	(150,088)	(907,604)	(915,043)
Deferred income tax	47,697	105,054	18,458	88,675	(146,628)
Statutory participation	(7,487)	2,354	(8,538)	(16,174)	(27,339)
Net Profit for the period	**801,908**	**881,987**	**730,855**	**3,492,289**	**3,245,240**
Controlling Shareholders	685,497	719,233	642,399	2,880,922	2,781,340
Minority Shareholders	116,411	162,754	88,456	611,367	463,900

GERDAU S.A. - Consolidated
CASH FLOW

Corporate Law - R$ thousands	4Q2006	3Q2006	4Q2005	2006	2005
NET INCOME	801,907	881,987	730,495	3,492,289	3,245,240
Equity pick up	79,838	(20,132)	(195,924)	244,804	131,195
Provision for credit risk	1,657	4,016	(6,984)	18,476	(12,792)
Gain/Loss in fixed asset disposal	(401)	72,414	4,674	49,609	10,642
Gain/Loss in disposal/incorporation of investment	(22)	109	(1)	(3,628)	(305,844)
Monetary and exchange rate variation [1]	(58,992)	30,983	273,661	(269,187)	(82,009)
Depreciation and amortization	255,219	263,559	204,701	1,011,426	838,606
Income tax	(64,016)	(114,087)	(70,900)	(61,622)	50,965
Interest paid	222,609	157,671	157,479	741,937	520,126
Contingencies/legal deposits	22,381	(14,899)	(51,248)	18,326	(66,845)
Changes in trade account receivable	255,550	161,754	348,402	(109,356)	466,687
Changes in inventories	(95,018)	(302,807)	(26,702)	(249,936)	144,981
Changes in trade accounts payable	(48,046)	(28,008)	101,893	106,234	(133,785)
Other accounts in operating activities	(257,982)	(170,675)	(20,581)	(604,672)	147,852
Net cash provided by operating activities	**1,114,683**	**921,886**	**1,448,965**	**4,384,699**	**4,955,019**
Fixed assets acquisitons/ disposals	(550,357)	(654,820)	(480,425)	(2,279,517)	(1,641,230)
Deferred charges	(2,199)	474	(5,287)	(6,865)	(27,905)
Investments acquisitions/ disposals	(439,221)	4,208	18,632	(1,290,685)	(97,679)
Cash (applied to) investing activities	**(991,777)**	**(650,138)**	**(467,080)**	**(3,577,067)**	**(1,766,814)**
Fixed assets suppliers	31,156	41,484	(1,904)	86,839	(28,636)
Debentures	(70,961)	(273,399)	(80,990)	(474,631)	(91,117)
Proceeds from fixed assets financing	2,039,089	1,125,336	165,665	4,607,269	1,951,398
Payments of fixed assets financing	(1,414,144)	(1,092,219)	(77,664)	(3,120,291)	(476,266)
Interest paid for financing	(133,586)	(144,687)	(128,626)	(529,130)	(420,528)
Inter companies loans	(45,835)	42,757	22,151	(42,598)	11,808
Capital increase/Treasury stock	97,714	64,883	(3,305)	172,135	533,040
Dividend/ interest & statutory particip. payment	(259,627)	(197,849)	(237,872)	(1,070,197)	(1,077,179)
Cash provided by (applied to) financing activities	**243,806**	**(433,694)**	**(342,545)**	**(370,604)**	**402,520**
Net change in cash	**366,712**	**(161,946)**	**639,340**	**437,029**	**3,590,725**
Cash balance					
At the beginning of the period	5,628,655	5,830,564	4,691,684	5,464,694	2,041,967
Effect of exchange rate changes on cash	(39,935)	22,620	129,630	(173,640)	(210,426)
Opening balance of incorporated companies for the year	11,391	(62,583)	4,040	238,740	42,428
At the end of the period	5,966,823	5,628,655	5,464,694	5,966,823	5,464,694
Cash composition					
Short-term investments	5,263,590	4,633,990	5,193,295	5,263,590	5,193,295
Cash & cash equivalents	703,233	994,665	271,399	703,233	271,399

[1] Includes gain/loss on derivative instruments